MANAGEMENT’S DISCUSSION
AND ANALYSIS

FOR THE YEAR ENDED
DECEMBER 31, 2023

1050 – 625 Howe Street, Vancouver, B.C., Canada V6C 2T6
Phone: 604-449-9244 | Website: www.erocopper.com | Email: info@erocopper.com

Ero Copper Corp. December 31, 2023 MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at March 7, 2024 and should be read in conjunction with the audited consolidated financial statements of Ero Copper Corp. (“Ero”, the “Company”, or “we”) as at, and for the year ended December 31, 2023, and related notes thereto, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). All references in this MD&A to “Q4 2023” and “Q4 2022” are to the three months ended December 31, 2023 and December 31, 2022, respectively, and all references to "Fiscal 2023" and "Fiscal 2022" are to the years ended December 31, 2023 and December 31, 2022, respectively. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. References to “$”, “US$”, “dollars”, or “USD” are to US dollars, references to “C$” are to Canadian dollars, and references to “R$” or “BRL” are to Brazilian Reais.

This MD&A refers to various alternative performance (Non-IFRS) measures, including copper C1 cash cost, copper C1 cash cost including foreign exchange hedges, realized copper price, gold C1 cash cost, gold all-in sustaining cost (“AISC”), realized gold price, EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share attributable to owners of the Company, net (cash) debt, working capital and available liquidity. Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" for a discussion of non-IFRS measures.

This MD&A contains “forward‐looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. The Company cannot assure investors that such statements will prove to be accurate, and actual results and future events may differ materially from those anticipated in such statements. The results for the periods presented are not necessarily indicative of the results that may be expected for any future period. Investors are cautioned not to place undue reliance on such forward-looking statements. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company (the “Board”) as of March 7, 2024, unless otherwise stated.

BUSINESS OVERVIEW

Ero is a high-margin, high-growth, low carbon-intensity copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A. ("MCSA"), held indirectly through its wholly-owned subsidiary, Ero Brasil Participaçoes Ltda.. MCSA is the 100% owner of the Company's Caraíba Operations, which are located in the Curaçá Valley, Bahia State, Brazil, and the Tucumã Project, an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of NX Gold S.A. ("NX Gold") which owns the Xavantina Operations, comprised of an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the Caraíba Operations, Xavantina Operations and Tucumã Project, can be found on the Company's website (www.erocopper.com), on SEDAR+ (www.sedarplus.ca), and on EDGAR (www.sec.gov). The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

Ero Copper Corp. December 31, 2023 MD&A | Page 1

HIGHLIGHTS

	2023 - Q4	2023 - Q3	2022 - Q4	2023	2022
Operating Information

Copper (Caraíba Operations)
Ore Processed (tonnes)	812,202	806,096	745,850	3,231,667	2,864,230
Grade (% Cu)	1.59	1.46	1.84	1.49	1.76
Cu Production (tonnes)	11,760	10,766	12,664	43,857	46,371
Cu Production (lbs)	25,926,281	23,734,026	27,918,071	96,687,638	102,229,718
Cu Sold in Concentrate (tonnes)	11,429	10,090	13,301	42,595	46,816
Cu Sold in Concentrate (lbs)	25,196,731	22,243,586	29,323,118	93,905,643	103,211,464
Cu C1 Cash Cost(1)(2)	$1.75	$1.92	$1.59	$1.80	$1.55

Gold (Xavantina Operations)
Ore Processed (tonnes)	34,416	31,446	39,715	136,002	189,743
Grade (g / tonne)	17.18	18.72	10.17	15.13	7.61
Au Production (oz)	16,867	17,579	11,786	59,222	42,669
Au C1 Cash Cost(1)	$413	$371	$445	$422	$560
Au AISC(1)	$991	$844	$1,096	$957	$1,124

Financial information ($ in millions, except per share amounts)
Revenues	$116.4	$105.2	$116.7	$427.5	$426.4
Gross profit	41.9	35.5	52.7	156.8	187.2
EBITDA(1)	73.7	28.3	53.6	208.7	208.3
Adjusted EBITDA(1)	50.3	42.9	53.2	183.5	198.3
Cash flow from operations	49.4	41.9	34.0	163.1	143.4
Net income	37.1	2.8	22.5	94.3	103.1
Net income attributable to owners of the Company	36.5	2.5	22.2	92.8	101.8
- Per share (basic)	0.37	0.03	0.24	0.99	1.12
- Per share (diluted)	0.37	0.03	0.24	0.98	1.10
Adjusted net income attributable to owners of the Company(1)	20.7	17.3	22.2	82.8	83.5
- Per share (basic)	0.21	0.19	0.24	0.88	0.92
- Per share (diluted)	0.21	0.18	0.24	0.87	0.91

Cash, cash equivalents and short-term investments	111.7	87.6	317.4	111.7	317.4
Working capital(1)	25.7	32.8	263.3	25.7	263.3
Available liquidity(1)	261.7	237.6	392.4	261.7	392.4
Net debt(1)	314.5	331.8	100.7	314.5	100.7

(1) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.
(2) Copper C1 cash cost including foreign exchange hedges was $1.59 in Q4 2023 (Q4 2022 - $1.59) and $1.68 in Fiscal 2023 (2022 - $1.67).

Ero Copper Corp. December 31, 2023 MD&A | Page 2

Fourth Quarter and Full-Year 2023 Highlights

Quarterly and full-year operating and financial results reflect continued execution of the Company's organic growth strategy
•The Caraíba Operations produced 43,857 tonnes of copper in concentrate for the year, including 11,760 tonnes during Q4 2023
◦Mill throughput volumes increased 12.8% year-on-year to over 3.2 million tonnes
◦Processed copper grades and metallurgical recoveries were in-line with expectations, averaging 1.49% and 91.4%, respectively, for the year
◦Although the Caraíba mill expansion design capacity was achieved near year-end, copper production was impacted by approximately one week of additional unplanned downtime related to the integration of the expansion circuit
•Copper C1 cash costs(1) for the fourth quarter and full year were $1.75 and $1.80, respectively, per pound produced. Including the benefit of realized gains on designated foreign exchange hedges, fourth quarter and full-year copper C1 cash costs(1) were $1.59 and $1.68, respectively
•The Xavantina Operations delivered fourth quarter gold production of 16,867 ounces, resulting in record full-year gold production of 59,222 ounces
◦Processed gold grades increased 98.8% to average 15.13 grams per tonne ("gpt") for the year, more than offsetting lower year-on-year mill throughput volumes
•Gold C1 cash costs(1) and AISC(1) for the fourth quarter were $413 and $991, respectively, bringing full-year gold C1 cash costs(1) and AISC(1) to $422 and $957, respectively
•Fourth quarter and full-year financial results reflect the continued execution of the Company's organic growth strategy, including completion of the NX60 initiative, which resulted in record full-year operating margins at the Xavantina Operations
◦Net income attributable to the owners of the Company for the quarter and year were $36.5 million ($0.37 per share on a diluted basis) and $92.8 million ($0.98 per share on a diluted basis), respectively
◦Adjusted net income attributable to the owners of the Company(1) for the quarter and year were $20.7 million ($0.21 per share on a diluted basis) and $82.8 million ($0.87 per share on a diluted basis), respectively
◦Fourth quarter and full-year adjusted EBITDA(1) were $50.3 million and $183.5 million, respectively
•The Company's management team prudently elected to fortify its balance sheet with a bought deal equity financing in November 2023 in light of an uncertain macroeconomic environment. Net proceeds from the transaction of $104.3 million contributed to available liquidity at year-end of $261.7 million, including $111.7 million in cash and cash equivalents plus $150.0 million of undrawn availability under the Company's senior secured revolving credit facility

(1) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.

Ero Copper Corp. December 31, 2023 MD&A | Page 3

Significant milestones achieved across key organic growth initiatives
•The Company continued to make significant construction progress on its Tucumã Project, achieving over 90% physical completion as of February 2024. With production of copper concentrate on schedule to commence in H2 2024, the Company's transition from construction to commissioning is underway. Key milestones include:
◦Site fully energized in January 2024 following commissioning of the main substation and completion of the 16-kilometer power line tie-in with the national grid
◦Pre-stripping activities continue to track ahead of schedule with approximately 25,000 tonnes of sulphide ore stockpiled for process plant commissioning as at the end of February 2024
◦Mechanical completion and sub-component commissioning (lubrication, hydraulic, electrical, instrumentation and automation systems) continues to progress on schedule
◦Dry commissioning of the crushing circuit, encompassing the primary and secondary crushers as well as screening and conveyance systems, was completed in February 2024, approximately one month ahead of schedule
◦The total direct project capital estimate remains approximately $310 million
◦To date, the Tucumã Project has recorded no lost-time injuries with over three million hours of work completed since 2022
•At the Caraíba Operations, the Company made important advancements on its Pilar 3.0 initiative during the quarter. This initiative aims to transform the Pilar Mine into a two-mine system capable of sustaining annual ore production levels of approximately 3.0 million tonnes.
◦The Caraíba mill expansion, which is expected to increase mill throughput capacity from 3.2 to 4.2 million tonnes per annum, was successfully completed in December 2023 with design capacity achieved by year-end
◦Following the completion of the head-frame, winders and supporting surface infrastructure, the main shaft sinking phase for the Pilar Mine's new external shaft commenced as planned in December 2023. The new external shaft component of the Pilar 3.0 initiative is fully contracted, and projected capital expenditures are within budget
•The Xavantina Operations' NX60 initiative was successfully completed in 2023. As a result, the Company achieved record gold production for the year and expects to sustain annual gold production levels of 55,000 to 60,000 ounces moving forward.

Ero Copper Corp. December 31, 2023 MD&A | Page 4

REVIEW OF OPERATIONS
The Caraíba Operations

Copper	2023 - Q4	2023 - Q3	2022 - Q4	2023	2022
Ore mined (tonnes)	886,271	794,102	802,466	3,341,121	2,851,516
Ore processed (tonnes)	812,202	806,096	745,850	3,231,667	2,864,230
Grade (% Cu)	1.59	1.46	1.84	1.49	1.76
Recovery (%)	91.0	91.6	92.3	91.4	91.9

Cu Production (tonnes)	11,760	10,766	12,664	43,857	46,371
Cu Production (lbs)	25,926,281	23,734,026	27,918,071	96,687,638	102,229,718

Concentrate grade (% Cu)	33.3	33.9	33.9	33.7	33.4
Concentrate sales (tonnes)	34,332	30,751	36,865	131,002	140,133
Cu Sold in concentrate (tonnes)	11,429	10,090	13,301	42,595	46,816
Cu Sold in concentrate (lbs)	25,196,731	22,243,586	29,323,118	93,905,643	103,211,464

Realized copper price	$3.52	$3.65	$3.54	$3.64	$3.60
Copper C1 cash cost	$1.75	$1.92	$1.59	$1.80	$1.55
Copper C1 cash cost including foreign exchange hedges	$1.59	$1.77	$1.59	$1.68	$1.67

The Caraíba Operations achieved strong quarterly copper production of 11,760 tonnes in concentrate, bringing full-year copper production to 43,857 tonnes in concentrate. Higher processed tonnage and copper grades during the quarter resulted in a 9.2% increase in copper production compared to Q3 2023 and contributed to a 8.9% decrease in copper C1 cash costs. Including realized gains on designated foreign exchange hedges, the quarter-on-quarter improvement in unit copper C1 cash costs was 10.2%.

For the full year, mill throughput volumes increased 12.8%, helping to mitigate the impact of a planned decrease in mined and processed copper grades in 2023 compared to 2022. Despite this increase in processed tonnage, copper production decreased 5.4% year-on-year. Moreover, the strengthening of the BRL against the U.S. dollar, in comparison to 2022, contributed to a 16.1% rise in copper C1 cash costs for the year. However, after accounting for realized gains from designated foreign exchange hedges, the overall increase in full-year copper C1 cash costs was a marginal 0.6%.

Tonnes of ore mined in Q4 2023 included:
•Pilar: 471,695 tonnes grading 1.76% copper (vs. 456,444 tonnes at 1.48% copper in Q3 2023)
•Vermelhos: 248,349 tonnes at 1.59% copper (vs. 222,102 tonnes at 1.88% copper in Q3 2023)
•Surubim: 166,227 tonnes at 0.68% copper (vs. 115,556 tonnes at 0.71% copper in Q3 2023)

Ero Copper Corp. December 31, 2023 MD&A | Page 5

For the full year, tonnes of ore mined included:
•Pilar: 1,870,330 tonnes grading 1.56% copper (vs. 1,628,110 tonnes at 1.76% copper in 2022)
•Vermelhos: 902,643 tonnes at 1.71% copper (vs. 901,306 tonnes at 2.09% copper in 2022)
•Surubim: 568,148 tonnes at 0.72% copper (vs. 322,100 tonnes at 0.60% copper in 2022)

Contributions from the three mines resulted in total ore mined during the quarter of 886,271 tonnes grading 1.51% copper (vs. 794,102 tonnes at 1.48% copper in Q3 2023). For the full year, total ore mined was 3,341,121 tonnes grading 1.46% copper (vs. 2,851,516 tonnes at 1.73% copper in 2022).

The Caraíba Operations are expected to produce 42,000 to 47,000 tonnes of copper in concentrate in 2024, with higher mill throughput volumes expected to offset a planned decrease in mined and processed copper grades. Copper production levels are expected to be lowest in Q1 2024 and equally weighted between H1 and H2 of 2024.

The Company's full-year copper C1 cash cost guidance range is $1.80 to $2.00. This range assumes an exchange rate of 5.00 BRL per U.S. dollar and 100% of copper concentrate sales to international customers. For more information on updates relative to previous 2024 C1 cash cost projections, please see the section below titled "2024 Guidance".

Exploration activities during Q4 2023 at the Caraíba Operations continued to focus on advancing the Company's full-year exploration objectives of (i) delineating extensions of nickel mineralization identified within the Umburana system, (ii) drill testing regional nickel and copper targets in the Vermelhos district, and (iii) extending high-grade mineralization within the upper levels of the Pilar Mine and at the Vermelhos Mine.

The Xavantina Operations

Gold	2023 - Q4	2023 - Q3	2022 - Q4	2023	2022
Ore mined (tonnes)	34,417	31,277	39,755	135,982	189,783
Ore processed (tonnes)	34,416	31,446	39,715	136,002	189,743
Head grade (grams per tonne Au)	17.18	18.72	10.17	15.13	7.61
Recovery (%)	88.7	92.9	90.7	89.5	92.0

Gold ounces produced (oz)	16,867	17,579	11,786	59,222	42,669
Silver ounces produced (oz)	9,907	10,994	7,050	37,674	27,885

Gold sold (oz)	18,479	15,457	10,583	57,949	41,951
Silver sold (oz)	9,618	10,296	7,123	35,655	27,876

Realized gold price(1)	$1,820	$1,902	$1,750	$1,867	$1,807
Gold C1 cash cost	$413	$371	$445	$422	$560
Gold AISC	$991	$844	$1,096	$957	$1,124
(1)    Realized Au price includes the effect of ounces sold under the stream arrangement with Royal Gold. See "Realized Gold Price" section of "Non-IFRS Measures" for detail.

Ero Copper Corp. December 31, 2023 MD&A | Page 6

The Xavantina Operations delivered record 2023 gold production of 59,222 ounces, with Q4 2023 contributing 16,867 ounces. Gold production remained elevated during the quarter due to a 9.4% increase in processed tonnage compared to Q3 2023 as well as a continuation of strong mined and processed gold grades. As a result, gold C1 cash costs remained near record low levels at $413 for the quarter, while gold AISC was $991.

For the full year, gold production increased 38.8% compared to 2022, reflecting the successful completion of the NX60 initiative. Consequently, the Xavantina Operations reported record-low full-year gold C1 cash costs of $422 as well as gold AISC of $957.

The Xavantina Operations are expected to produce 55,000 to 60,000 ounces of gold in 2024 with higher mill throughput levels expected to offset lower mined and processed gold grades. The Company anticipates production to be slightly weighted towards H1 2024 with processed gold grades and production expected to be highest in Q1 2024.

Consequently, gold C1 cash costs are projected to be lowest in Q1 2024, with full-year C1 cash costs expected to average between $550 and $650. The gold AISC guidance range for 2024 is $1,050 to $1,150.

Exploration activities at the Xavantina Operations during the quarter continued to focused on testing the down plunge extension of the Santo Antônio vein at depth as well as drill testing the ENE-strike extension of the Xavantina vein system and other regional parallel vein systems.

2024 Guidance
The Company's 2024 production guidance reflects the ongoing execution of its organic growth strategy, including the completion of the Xavantina Operations' NX60 initiative as well as the anticipated completion of the Tucumã Project, which remains on track to commence production in H2 2024. As a result, the Company expects to deliver consolidated copper production of 59,000 to 72,000 tonnes in concentrate and gold production of 55,000 to 60,000 ounces.

The Company's 2024 copper C1 cash cost guidance on a consolidated basis is $1.50 to $1.75. This range incorporates several key updates relative to previous 2024 C1 cash cost projections:
•The foreign exchange rate has been adjusted from 5.30 to 5.00 BRL per U.S. Dollar, reflecting the BRL's continued strength
•Guidance includes higher concentrate treatment and refining charges based on Q4 2023 levels, which have shown a favorable downward trend year-to-date
•Consumable cost assumptions have been refreshed higher to align with consumable pricing observed in Q4 2023
•The Company has assumed the Caraíba Operations will export 100% of its copper concentrate in 2024, up from the 50% previously assumed

Furthermore, in light of changes to the Caraíba Operations' copper concentrate sales channels, the Company has updated its copper C1 cash cost calculation methodology(1). This impact of this change on copper C1 cash costs will be offset by an equal increase in reported realized copper prices.

At the Xavantina Operations, the gold C1 cash cost guidance range of $550 to $650 reflects improved fixed cost efficiencies driven by higher expected gold production, partially offsetting the impact of planned decreases to mined and processed gold grades. The gold AISC guidance range for 2024 is $1,050 to $1,150.
(1)     Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.

Ero Copper Corp. December 31, 2023 MD&A | Page 7

2024 Production and Cost Guidance

The Company's updated cost guidance for 2024 assumes a foreign exchange rate of 5.00 BRL per USD, a gold price of $1,900 per ounce and a silver price of $23.00 per ounce.

Consolidated Copper Production (tonnes)
Caraíba Operations	42,000 - 47,000
Tucumã Operations	17,000 - 25,000
Total	59,000 - 72,000

Consolidated Copper C1 Cash Costs(1) Guidance
Caraíba Operations	$1.80 - $2.00
Tucumã Operations	$0.90 - $1.10
Total	$1.50 - $1.75

The Xavantina Operations
Au Production (ounces)	55,000 - 60,000
Gold C1 Cash Cost(1) Guidance	$550 - $650
Gold AISC(1) Guidance	$1,050 - $1,150

Note:    Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s most recent Annual Information Form and Management of Risks and Uncertainties in this MD&A for complete risk factors.
(1)     Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.

2024 Capital Expenditure Guidance

2024 capital expenditures are expected to decrease to a range of $299 to $349 million due to the anticipated completion of the Tucumã Project, which is on track to commence production in the second half of the year. As a result, capital spend is expected to be weighted towards the first half of 2024.

The Company's capital expenditure guidance includes an estimated $30 to $40 million allocated to consolidated exploration programs. This allocation includes approximately $20 million designated for drilling activities at the Caraíba Operations, including expenditures related to the Curaçá Valley nickel exploration program. Additionally, the Company has budgeted approximately $6 million for the first phase of work at the Furnas Project.

The 2024 capital expenditure guidance assumes an exchange rate of 5.10 USD:BRL for the Tucumã Project based on designated foreign exchange hedges with a weighted average ceiling and floor of 5.10 and 5.23 USD:BRL, respectively. All other capital expenditures assume an exchange rate of 5.00 USD:BRL. Figures presented in the table below are in USD millions.

Ero Copper Corp. December 31, 2023 MD&A | Page 8

Caraíba Operations
Growth	$80 - $90
Sustaining	$100 - $110
Total, Caraíba Operations	$180 - $200

Tucumã Project
Growth	$65 - $75
Capitalized Ramp-Up Costs	$4 - $6
Sustaining	$2 - $5
Total, Tucumã Project	$71 - $86

Xavantina Operations
Growth	$3 - $5
Sustaining	$15 - $18
Total, Xavantina Operations	$18 - $23

Consolidated Exploration Programs	$30 - $40

Company Total
Growth	$148 - $170
Capitalized Ramp-Up Costs	$4 - $6
Sustaining	$117 - $133
Exploration	$30 - $40
Total, Company	$299 - $349

Ero Copper Corp. December 31, 2023 MD&A | Page 9

REVIEW OF FINANCIAL RESULTS

The following table provides a summary of the financial results of the Company for Q4 2023 and Q4 2022. Tabular amounts are in thousands of US dollars, except share and per share amounts.

		Three months ended December 31,
	Notes	2023	2022

Revenue	1	$116,414	$116,667
Cost of sales	2	(74,560)	(63,953)
Gross profit		41,854	52,714
Expenses
General and administrative	3	(12,160)	(14,049)
Share-based compensation		(477)	(4,123)
Income before the undernoted		29,217	34,542
Finance income		1,989	5,041
Finance expense	4	(5,284)	(12,290)
Foreign exchange gain	5	24,871	4,569
Other expenses		(5,326)	(1,850)
Income before income taxes		45,467	30,012
Income tax expense
Current		(6,833)	(7,146)
Deferred		(1,582)	(394)
	6	(8,415)	(7,540)
Net income for the period		$37,052	$22,472

Other comprehensive gain
Foreign currency translation gain	7	26,074	23,398
Comprehensive income		$63,126	$45,870

Net income per share attributable to owners of the Company
Basic		$0.37	$0.24
Diluted		$0.37	$0.24
Weighted average number of common shares outstanding
Basic		98,099,791	91,522,358
Diluted		98,482,755	92,551,916

Ero Copper Corp. December 31, 2023 MD&A | Page 10

Notes:

1.    Revenues from copper sales in Q4 2023 was $83.2 million (Q4 2022 - $98.3 million) on sale of 25.2 million lbs of copper (Q4 2022 - 29.3 million lbs) at an average realized price of $3.52 (Q4 2022 - $3.54) per lb. The decrease in copper revenues was primarily attributed to less copper sold, as production and head grades were lower compared to the same quarter of the prior year due to mining sequence.

Revenues from gold sales in Q4 2023 was $33.2 million (Q4 2022 - $18.4 million) on sale of 18,479 ounces of gold (Q4 2022 - 10,583 ounces) at an average realized price of $1,820 per ounce (Q4 2022 - $1,750 per ounce). The increase in gold revenues was attributable to both higher realized gold price and an increase in sales volume, as production and head grades increased significantly compared to the same quarter of the prior year.

2.    Cost of sales for Q4 2023 from copper sales was $60.2 million (Q4 2022 - $55.5 million) which primarily comprised of $17.8 million (Q4 2022 - $12.8 million) in depreciation and depletion, $13.7 million (Q4 2022 - $11.5 million) in salaries and benefits, $10.2 million (Q4 2022 - $10.0 million) in materials and consumables, $7.9 million (Q4 2022 - $6.7 million) in maintenance costs, $6.5 million (Q4 2022 - $8.0 million) in contracted services, $2.7 million (Q4 2022 - $2.6 million) in utilities, and $2.6 million (Q4 2022 - $2.6 million) in sales expenses, partially offset by a $1.4 million increase (Q4 2022 - $0.8 million decrease) in inventories. The increase in cost of sales in Q4 2023 as compared to Q4 2022 was primarily attributable to a 9% increase in tonnes processed, as well as higher depreciation and depletion due to overall higher depletable asset base, and higher labour costs from wage and other benefit increases resulting from new union contracts. Lower grades of ore processed also resulted in an increase in the cost per pound sold.

Cost of sales for Q4 2023 from gold sales was $14.4 million (Q4 2022 - $8.5 million) which primarily comprised of $6.7 million (Q4 2022 - $3.5 million) in depreciation and depletion, $2.6 million (Q4 2022 - $1.6 million) in salaries and benefits, $1.6 million (Q4 2022 - $1.5 million) in contracted services, $1.7 million (Q4 2022 - $1.4 million) in materials and consumables, $0.7 million (Q4 2022 - $0.4 million) in maintenance costs, and $0.6 million (Q4 2022 - $0.5 million) in utilities. The increase in cost of sales as compared to Q4 2022 was primarily due to higher depreciation and depletion attributed to an increase in production as well as depreciable asset base. These increases were more than offset by the 68% increase on grades of ore mined which reduced the cost per ounce sold.

3.    General and administrative expenses for Q4 2023 was primarily comprised of $5.4 million (Q4 2022 - $6.3 million) in salaries and consulting fees, $2.5 million (Q4 2022 - $2.5 million) in office and administration expenses, $2.5 million (Q4 2022 - $3.3 million) in incentive payments, $0.5 million (Q4 2022 - $0.7 million) in accounting and legal costs, and $0.9 million (Q4 2022 - $1.2 million) in other costs. The decrease in general and administrative expenses was mainly attributed to decreases in incentive payments and consulting fees.

4.    Finance expense for Q4 2023 was $5.3 million (Q4 2022 - $12.3 million) and is primarily comprised of interest on loans and borrowings of $0.1 million (Q4 2022 - $5.2 million), accretion of deferred revenue of $0.7 million (Q4 2022 - $0.8 million), accretion of asset retirement obligations of $0.7 million (Q4 2022 - $0.5 million), lease interest of $0.6 million (Q4 2022 - $0.2 million), and other finance expense of $3.2 million (Q4 2022 - $5.5 million). In addition, $7.0 million (Q4 2022 - $1.9 million) in interest was capitalized to projects in progress. The overall decrease in finance expense was attributable to higher interest expense being capitalized as a result of higher capital expenditures on construction projects as compared to the same quarter in the prior year, partially offset by a credit loss provision recognized on accounts and note receivable.

5.    Foreign exchange gain for Q4 2023 was $24.9 million (Q4 2022 - $4.6 million gain). This amount is primarily comprised of foreign exchange gain on USD denominated debt of $11.2 million (Q4 2022 - $1.0 million gain) in MCSA for which the functional currency is the BRL, unrealized foreign exchange gain on derivative contracts of $9.9 million (Q4 2022 - $3.0 million gain), and realized foreign exchange gain on derivative contracts of $4.2 million (Q4 2022 - $0.1 million gain), partially offset by other foreign exchange losses of $0.4 million (Q4 2022 - $0.5 million gains). The unrealized foreign exchange gain on USD denominated debt and on derivative contracts was a result of the strengthening of the BRL against the USD during the period.

6.    In Q4 2023, the Company recognized $8.4 million in income tax expense (Q4 2022 - tax expense of $7.5 million). The increase in tax expense was primarily a result of an increase in income before taxes as compared to the same quarter of the prior year.

7.    The foreign currency translation gain is a result of a fluctuation of the BRL against the USD during Q4 2023, which weakened from approximately 5.01 BRL per US dollar at the beginning of Q4 2023 to approximately 4.84 BRL per US dollar by the end of the quarter, when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s consolidated financial statements.

Ero Copper Corp. December 31, 2023 MD&A | Page 11

The following table provides a summary of the financial results of the Company for Fiscal 2023 and 2022. Tabular amounts are in thousands of US dollars, except share and per share amounts.

		Year ended December 31,
	Notes	2023	2022	2021

Revenue	1	$427,480	$426,392	$489,915
Cost of sales	2	(270,635)	(239,217)	(171,057)
Gross profit		156,845	187,175	318,858
Expenses
General and administrative	3	(52,429)	(49,459)	(38,846)
Share-based compensation		(9,218)	(7,931)	(7,848)
Income before the undernoted		95,198	129,785	272,164
Finance income		12,465	10,295	2,991
Finance expense	4	(25,822)	(33,223)	(12,159)
Foreign exchange gain	5	34,612	19,910	(21,968)
NX Gold stream transaction fees		—	—	(1,219)
Other expenses		(4,102)	(384)	(2,889)
Income before income taxes		112,351	126,383	236,920
Income tax expense
Current		(15,992)	(15,043)	(22,428)
Deferred		(2,055)	(8,273)	(11,860)
	6	(18,047)	(23,316)	(34,288)
Net income for the period		$94,304	$103,067	$202,632

Other comprehensive gain
Foreign currency translation gain	7	52,656	29,897	(24,252)
Comprehensive income		$146,960	$132,964	$178,380

Net income per share attributable to owners of the Company
Basic		$0.99	$1.12	$2.27
Diluted		$0.98	$1.10	$2.21
Weighted average number of common shares outstanding
Basic		94,111,548	90,789,925	88,602,367
Diluted		94,896,334	92,170,656	90,963,452

Ero Copper Corp. December 31, 2023 MD&A | Page 12

Notes:

1.    Revenues from copper sales in Fiscal 2023 was $320.6 million (Fiscal 2022 - $351.4 million), which included the sale of 93.9 million lbs of copper compared to 103.2 million lbs of copper for Fiscal 2022. The decrease in revenues was primarily attributed to less copper sold. Revenue in the prior year also included $6.0 million of copper concentrates acquired from one of the Company's customers to settle accounts receivables in arrears and sold to a different customer.

Revenues from gold sales in Fiscal 2023 was $106.9 million (Fiscal 2022 - $75.0 million), which included the sale of 57,949 ounces of gold at a realized price of $1,867 per ounce, compared to 41,951 ounces of gold sold at a realized price of $1,807 per ounce in for Fiscal 2022. The increase in revenues was primarily attributable to higher sales volume and gold prices compared to the prior year.

2.    Cost of sales for Fiscal 2023 from copper sales was $224.2 million (Fiscal 2022 - $202.3 million) which primarily consisted of $62.0 million (Fiscal 2022 - $47.1 million) in depreciation and depletion, $51.4 million (Fiscal 2022 - $42.2 million) in salaries and benefits, $38.1 million (Fiscal 2022 - $36.2 million) in materials and consumables, $26.9 million -(Fiscal 2022 - $26.3 million) in contracted services, $28.9 million (Fiscal 2022 - $24.4 million) in maintenance costs, $11.2 million (Fiscal 2022 - $10.7 million) in utilities, and $9.0 million (Fiscal 2022 - $8.9 million) in sales expenses. The increase in cost of sales was primarily attributed to a 13% increase in tonnes processed, as well as higher depreciation and depletion due to overall higher depletable asset base, and higher labour costs from wage and other benefit increases resulting from new union contracts. Lower grades of ore processed also resulted in an increase in the cost per pound sold.

Cost of sales for Fiscal 2023 from gold sales was $46.5 million (Fiscal 2022- $36.9 million) which primarily comprised of $19.5 million (Fiscal 2022 - $11.6 million) in depreciation and depletion, $9.2 million (Fiscal 2022 - $8.0 million) in salaries and benefits, $6.2 million (Fiscal 2022 - $6.1 million) in materials and consumables, $6.0 million (Fiscal 2022 - $6.3 million) in contracted services, $2.3 million (Fiscal 2022 - $2.4 million) in utilities, and $2.1 million (Fiscal 2022 - $2.0 million) in maintenance costs. Although tonnes processed decreased, there was an increase in cost of sales primarily attributed to higher depreciation and depletion as a result of an increase in production and depreciable asset base. These increases were more than offset by the 98% increase on grades of ore mined which reduced the cost per ounce sold.

3.    General and administrative expenses for Fiscal 2023 was primarily comprised of $29.3 million (Fiscal 2022 - $24.3 million) with respect to salaries and consulting fees, $9.0 million (Fiscal 2022 - $9.3 million) in office and administrative expenses, $6.9 million (Fiscal 2022 - $8.2 million) in incentive payments, $3.7 million (Fiscal 2022 - $4.9 million) in other general and administrative expenses, and $2.0 million (Fiscal 2022 - $2.4 million) in accounting and legal fees. The increase in general and administrative expenses in Fiscal 2023 was primarily attributable to increases in salaries and consulting fees to support overall growth in operations and various operational excellence initiatives.

4.    Finance expense for Fiscal 2023 was $25.8 million (Fiscal 2022 - $33.2 million) and was primarily comprised of interest on loans at the corporate head office of $11.3 million (Fiscal 2022 - $20.4 million), accretion of deferred revenue of $3.0 million (Fiscal 2022 - $3.4 million), accretion of the asset retirement obligations of $2.7 million (Fiscal 2022 - $2.2 million), lease interest of $1.5 million (Fiscal 2022 - $0.7 million), and other finance expense of $7.3 million (Fiscal 2022 - $6.5 million). In addition, $17.0 million (Fiscal 2022 - $6.2 million) in interest was capitalized to projects in progress. The overall decrease in finance expense was primarily attributable to higher interest capitalized as a result of capital expenditures incurred on various qualifying projects, partially offset by an increase in lease interest as well as expected credit loss on PMA's accounts and note receivable.

5.    Foreign exchange gain for Fiscal 2023 was $34.6 million (Fiscal 2022 - $19.9 million gain). This amount was primarily comprised of a foreign exchange gain on USD denominated debt of $18.7 million (Fiscal 2022 - $3.9 million gain) in MCSA for which the functional currency is the BRL, realized foreign exchange gain on derivative contracts of $11.4 million (Fiscal 2022 - $12.5 million loss), and a foreign exchange gain on unrealized derivative contracts of $7.6 million (Fiscal 2022 - $33.1 million gain), partially offset by other foreign exchange losses of $3.1 million (Fiscal 2022 - $4.6 million losses). The fluctuation in foreign exchange gains/losses were primarily a result of increased volatility of the USD/BRL foreign exchange rates. During Fiscal 2023, the BRL strengthened 7.8% against the USD.

6.    In Fiscal 2023, the Company recognized an $18.0 million income tax expense (Fiscal 2022 - $23.3 million), The decrease was primarily a result of a decrease in income before income taxes, partially offset by an increase in withholding tax on intercompany interest and dividends.

Ero Copper Corp. December 31, 2023 MD&A | Page 13

7.    The foreign currency translation income is a result of the strengthening of the BRL against the USD during Fiscal 2023 when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s consolidated financial statements.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters. Tabular amounts are in millions of US Dollars, except share and per share amounts.

Selected Financial Information	Dec. 31,(1)	Sep. 30,(2)	Jun. 30,(3)	Mar. 31,(4)	Dec. 31,(5)	Sep. 30,(6)	Jun. 30,(7)	Mar. 31,(8)
	2023	2023	2023	2023	2022	2022	2022	2022
Revenue	$116.4	$105.2	$104.9	$101.0	$116.7	$85.9	$114.9	$108.9
Cost of sales	$(74.6)	$(69.7)	$(65.5)	$(60.8)	$(64.0)	$(63.1)	$(64.3)	$(47.9)
Gross profit	$41.9	$35.5	$39.4	$40.1	$52.7	$22.8	$50.7	$61.0
Net income for period	$37.1	$2.8	$29.9	$24.5	$22.5	$4.0	$24.1	$52.5
Income per share attributable to the owners of the Company
- Basic	$0.37	$0.03	$0.32	$0.26	$0.24	$0.04	$0.26	$0.58
- Diluted	$0.37	$0.03	$0.32	$0.26	$0.24	$0.04	$0.26	$0.57
Weighted average number of common shares outstanding
- Basic	98,099,791	93,311,434	92,685,916	92,294,045	91,522,358	90,845,229	90,539,647	90,238,008
- Diluted	98,482,755	94,009,268	93,643,447	93,218,281	92,551,916	91,797,437	91,850,321	92,050,104

Notes:

1.During Q4 2023, the Company recognized net income of $37.1 million compared to $2.8 million in the preceding quarter. The increase was primarily attributable to foreign exchange gains of $24.9 million compared to foreign exchange losses of $13.9 million in the preceding quarter. The change in foreign exchange gain or loss was primarily driven by volatility of the Brazilian Real against the US Dollar during the respective periods.
2.During Q3 2023, the Company recognized net income of $2.8 million compared to $29.9 million in the preceding quarter. The decrease was primarily attributable to foreign exchange losses of $13.9 million compared to foreign exchange gain of $15.1 million in the preceding quarter. The change in foreign exchange gain or loss was primarily driven by volatility of the Brazilian Real against the US Dollar during the respective periods.

3.During Q2 2023, the Company recognized net income of $29.9 million compared to $24.5 million in the preceding quarter. The increase was primarily attributable to an increase in foreign exchange gain and the recognition of an unrealized gain in copper derivative contracts.
4.During Q1 2023, the Company recognized net income of $24.5 million compared to $22.5 million in the preceding quarter. The increase was primarily attributable to an increase in foreign exchange gain, a reduction in general and administrative expenses, and a reduction in finance expense. In the prior quarter, the Company recognized a $3.3 million expected credit loss provision.

5.During Q4 2022, the Company recognized net income of $22.5 million compared to $4.0 million in the preceding quarter. The increase was primarily attributable to a $29.9 million increase in gross profit as a result of 13% increase in copper production, partially offset by higher share-based payment expenses and a $3.3 million expected credit loss provision recognized in relation to payment arrangement with PMA.

Ero Copper Corp. December 31, 2023 MD&A | Page 14

6.During Q3 2022, the Company recognized net income of $4.0 million compared to $24.1 million in the preceding quarter. The decrease was primarily attributable to a $27.9 million decrease in gross profit as a result of 12% lower production, reduced copper and gold realized prices, and provisional pricing adjustments on copper concentrate sold in the prior quarter.

7.During Q2 2022, the Company recognized net income of $24.1 million compared to $52.5 million in the preceding quarter. The decrease was primarily attributable to volatility in foreign exchange gains or losses driven by the strengthening of the BRL against the USD in the quarter, which resulted in $3.3 million of foreign exchange losses compared to $18.7 million of foreign exchange gains in the preceding quarter and a $10.3 million decrease in gross profit as a result of reduced copper and gold realized prices and overall inflationary pressure on cost of sales. The increase in copper produced and sold was mostly offset by a provisional pricing adjustment.

8.During Q1 2022, the Company recognized net income of $52.5 million compared to $60.2 million in the preceding quarter. The decrease was primarily attributable to a $23.4 million decrease in gross profit as a result of reduced copper and gold sales volume, and overall inflationary pressure on cost of sales. Production and throughput for the quarter was adversely impacted by employee absenteeism due to COVID-19 and the seasonal influenza virus. The decrease in gross profit was partially offset by foreign exchange gains driven by the strengthening of the BRL against the USD in the quarter, which resulted in $18.7 million of foreign exchange gains compared to $4.4 million of foreign exchange losses in the preceding quarter.

LIQUIDITY, CAPITAL RESOURCES, AND CONTRACTUAL OBLIGATIONS

Liquidity

As at December 31, 2023, the Company held cash and cash equivalents of $111.7 million and available liquidity of $261.7 million. Cash and cash equivalents were primarily comprised of cash held with reputable financial institutions and are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

Cash and cash equivalents have decreased by $66.0 million since December 31, 2022. The Company’s cash flows from operating, investing, and financing activities during 2023 are summarized as follows:

•Cash used in investing activities of $308.2 million, including:
◦$447.2 million of additions to mineral property, plant and equipment;
◦$13.5 million of additions to exploration and evaluation assets; and
◦$40.0 million of short-term investment purchases;
net of:
◦$192.5 million in proceeds from short-term investments and interest received.

Partially offset by:

•Cash from operating activities of $163.1 million, primarily consists of:
◦$208.7 million of EBITDA (see Non-IFRS Measures);
◦$9.6 million of derivative contract settlements; and
◦$2.4 million of additional advances from the NX Gold Precious Metal Purchase Agreement;
net of:
◦$36.8 million of unrealized foreign exchange gains;

Ero Copper Corp. December 31, 2023 MD&A | Page 15

◦$5.6 million of income taxes paid;
◦$3.3 million of provision settlements; and
◦$8.4 million of net change in non-cash working capital items.

•Cash from financing activities of $77.8 million, primarily consists of:
◦$104.3 million of net proceeds from equity offering;
◦$14.9 million of new loans and borrowings, net of transaction costs; and
◦$11.2 million of proceeds from exercise of stock options.
net of:
◦$27.5 million of interest paid on loans and borrowings;
◦$11.9 million of lease payments; and
◦$7.8 million of principal repayments on loans and borrowings.

As at December 31, 2023, the Company had working capital of $25.7 million and available liquidity of $261.7 million.

Capital Resources

At December 31, 2023, the Company had available liquidity of $261.7 million, including $111.7 million in cash and cash equivalents and $150.0 million of undrawn availability under its senior secured revolving credit facility. Subsequent to December 31, 2023, the Company drew $20 million on the credit facility.

The Company’s primary sources of capital are comprised of cash from operations, and cash and cash equivalents on hand. The Company continuously monitors its liquidity position and capital structure and, based on changes in operations and economic conditions, may adjust such structure by issuing new common shares or new debt as necessary. Taking into consideration expected cash flow from existing operations and amounts available under its senior revolving credit facility of $130 million as of the date of this MD&A, management believes that the Company has sufficient working capital and available liquidity to fund its planned operations and activities, including the capital expenditures to complete the Tucumã Project, and other initiatives, for the foreseeable future.

In 2023, the senior credit facility was amended to increase its limit from $75.0 million to $150.0 million with maturity extended from March 2025 to December 2026 ("Amended Senior Credit Facility"). The Amended Senior Credit Facility bears interest on a sliding scale of SOFR plus an applicable margin of 2.00% to 4.50% depending on the Company's consolidated leverage ratio. Commitment fees for the undrawn portion of the Amended Senior Credit Facility is also based on a sliding scale ranging from 0.45% to 1.01%.

In relation to its loans and borrowings, the Company is required to comply with certain financial covenants. As of the date of the consolidated financial statements, the Company is in compliance with these covenants. The loan agreements also contain covenants that could restrict the ability of the Company and its subsidiaries, MCSA, Ero Gold, and NX Gold, to, among other things, incur additional indebtedness needed to fund its respective operations, pay dividends or make other distributions, make investments, create liens, sell or transfer assets or enter into transactions with affiliates. There are no other restrictions or externally imposed capital requirements of the Company.

Ero Copper Corp. December 31, 2023 MD&A | Page 16

Contractual Obligations and Commitments

The Company has a precious metals purchase agreement with RGLD Gold AG ("Royal Gold"), a wholly-owned subsidiary of Royal Gold, Inc., whereby the Company is obligated to sell a portion of its gold production from the Xavantina Operations at contract prices.

Refer to the "Liquidity Risk" section for further information on the Company's contractual obligations and commitments.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at December 31, 2023 and December 31, 2022:

	December 31, 2023	December 31, 2022
Cash and cash equivalents	$111,738	$177,702
Short-term investments	—	139,700
Accounts receivable	5,710	10,289
Derivatives	11,254	3,237
Note receivable	17,413	20,630
Deposits and other assets	8,472	3,985
	$154,587	$355,543

The Company invests cash and cash equivalents and short-term investments with financial institutions that are financially sound based on their credit rating.

The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer.

In November 30, 2022, Paranapanema S/A ("PMA"), one of the Company's customers in Brazil, filed for bankruptcy protection. According to PMA, the action was attributed to working capital challenges following an operational halt at one of their facilities. Progress was noted in August 2023 when PMA and its creditors agreed on a judicial recovery plan, which subsequently received approval from the judicial recovery court in November 2023. As a preferred supplier to PMA, the Company has entered into a note receivable arrangement with PMA. The arrangement is excluded from the judicial recovery process and provides the Company with certain judicial guarantees. According to the note receivable

Ero Copper Corp. December 31, 2023 MD&A | Page 17

arrangement, repayment is structured over 24 monthly installments beginning in March 2024, with an annual interest rate equivalent to Brazil's CDI rate of approximately 11.65%.

At December 31, 2023, the gross amount of accounts and note receivable from PMA was $25.2 million (December 31, 2022 - $23.9 million). After adjusting for credit loss provision and present value discount of $7.7 million (December 31, 2022 - $3.3 million), the amortized cost of the note receivable at December 31, 2023 was $17.4 million (December 31, 2022 - $20.6 million), of which $8.3 million (December 31, 2022 - $10.2 million) was classified as current and $9.1 million (December 31, 2022 - $10.4 million) as non-current.

Liquidity risk

Liquidity risk is the risk associated with the difficulties that the Company may have meeting the obligations associated with financial liabilities that are settled with cash payments or with another financial asset. The Company's approach to liquidity management is to ensure as much as possible that sufficient liquidity exists to meet their maturity obligations on the expiration dates, under normal and stressful conditions, without causing unacceptable losses or with risk of undermining the normal operation of the Company.

The table below shows the Company's maturity of non-derivative financial liabilities on December 31, 2023:

Non-derivative financial liabilities	Carrying value	Contractual cash flows	Up to 12 months	1 - 2 years	3 - 5 years	More than 5 years
Loans and borrowings (including interest)	$426,233	$593,991	$37,743	$34,468	$82,781	$438,999
Accounts payable and accrued liabilities	120,704	120,704	120,704	—	—	—
Other non-current liabilities	8,524	23,436	—	10,166	12,640	630
Leases	19,603	19,579	10,929	5,521	3,019	110
Total	$575,064	$757,710	$169,376	$50,155	$98,440	$439,739

As at December 31, 2023, the Company has capital commitments, which is net of advances to suppliers, of $122.6 million through contracts and purchase orders which are expected to be incurred over a six-year period. In the normal course of operations, the Company may also enter into long-term contracts which can be cancelled with certain agreed customary notice periods without material penalties.

The Company also has derivative financial asset for foreign exchange collar contracts and copper derivative contracts whose notional amounts and maturity information are disclosed below under foreign exchange currency risk, interest rate risk, and price risk.

Ero Copper Corp. December 31, 2023 MD&A | Page 18

Foreign exchange currency risk

The Company’s subsidiaries in Brazil are exposed to exchange risks primarily related to the US dollar. In order to minimize currency mismatches, the Company monitors its cash flow projections considering future sales expectations indexed to US dollar variation in relation to the cash requirement to settle the existing financings.

The Company's exposure to foreign exchange currency risk at December 31, 2023 relates to $17.2 million (December 31, 2022 – $11.7 million) in loans and borrowings of MCSA denominated in US dollars and Euros. In addition, the Company is also exposed to foreign exchange currency risk at December 31, 2023 on $342.2 million of intercompany loan balances (December 31, 2022 - $148.2 million) which have contractual repayment terms. Strengthening (weakening) in the Brazilian Real against the US dollar at December 31, 2023 by 10% and 20%, would have increased (decreased) pre-tax net income by $35.8 million and $71.7 million, respectively. This analysis is based on the foreign currency exchange variation rate that the Company considered to be reasonably possible at the end of the year and excluding the impact of the derivatives below. The analysis assumes that all other variables, especially interest rates, are held constant.

The Company may use certain foreign exchange derivatives, including collars and forward contracts, to manage its foreign exchange risks. A summary of the Company's foreign exchange derivatives at December 31, 2023 is summarized as follows:

Purpose	Notional Amount	Denomination	Weighted average floor	Weighted average cap / forward price	Maturities
Operational costs	$232.5 million	USD/BRL	4.96	5.38	Jan 2024 - Dec 2024
Capital expenditures	$144.5 million	USD/BRL	5.10	5.23	Jan 2024 - Dec 2024
Total	$377.0 million	USD/BRL	5.01	5.33	Jan 2024 - Dec 2024

The aggregate fair value of the Company's foreign exchange derivatives was a net asset of $11.3 million (December 31, 2022 - asset of $3.2 million). The fair values of foreign exchange contracts were determined based on option pricing models, forward foreign exchange rates, and information provided by the counter party.

The change in fair value of foreign exchange collar contracts was a gain of $7.6 million for the year ended December 31, 2023 (a gain of $33.1 million for the year ended December 31, 2022), which has been recognized in foreign exchange gain.

In addition, during the year ended December 31, 2023, the Company recognized a realized gain of $11.4 million (realized loss of $12.5 million for the year ended December 31, 2022), respectively, related to the settlement of foreign currency forward collar contracts.

Interest rate risk

The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid.

Ero Copper Corp. December 31, 2023 MD&A | Page 19

The Company is principally exposed to interest rate risk through Brazilian Real denominated bank loans of $2.4 million. Based on the Company’s net exposure at December 31, 2023, a 1% change in the variable rates would not materially impact its pre-tax annual net income.

Price risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks.

At December 31, 2023, the Company had provisionally priced sales that are exposed to commodity price changes. Based on the Company’s net exposure at December 31, 2023, a 10% change in the price of copper would have changed $2.5 million.

At December 31, 2023, the Company has entered into zero-cost copper derivative contracts on 1,000 tonnes of copper per month from January 2024 to June 2024, representing approximately 25% of estimated production volumes over the period. As of December 31, 2023, the fair value of these contracts was a net liability of $0.6 million (December 31, 2022 - liability of $0.6 million). The fair value of copper collar contracts was determined based on option pricing models, forward copper price and information provided by the counter party.

During the year ended December 31, 2023, the Company recognized an unrealized loss of $0.1 million ($nil for the year ended December 31, 2022) and a realized loss of $1.8 million ($nil for the year ended December 31, 2022) in relation to its copper hedge derivatives in other income or loss.

For a discussion of additional risks applicable to the Company and its business and operations, including risks related to the Company’s foreign operations, the environment and legal proceedings, see “Risk Factors” in the Company’s AIF.

OTHER FINANCIAL INFORMATION

Off-Balance Sheet Arrangements

As at December 31, 2023, the Company had no material off-balance sheet arrangements.

Outstanding Share Data

As of March 7, 2024, the Company had 102,759,852 common shares issued and outstanding.

Ero Copper Corp. December 31, 2023 MD&A | Page 20

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

The Company’s material accounting policies and accounting estimates are contained in the Company’s consolidated financial statements for the year ended December 31, 2023. Judgements have been made in the determination of the functional currency of the Company and its subsidiaries and in the assessment of the probability of cash outflow related to legal claims and contingent liabilities. Certain of accounting policies, such as derivative instruments, deferred revenue, carrying amounts of mineral properties and associated mine closure and reclamation costs, provision for mine closure and reclamation costs, income tax including tax uncertainties, and expected credit losses involve critical accounting estimates. Certain of these estimates are dependent on mineral reserves and resource estimates. Changes in estimates of mineral reserves and resources could impact depreciation and depletion rates, asset carrying amounts and the provisions for mine closure and reclamation costs. The Company estimates its mineral reserves and resources based on information compiled by competent individuals. Estimates of mineral reserves and resources are used in the calculation of depreciation, depletion and determination, when applicable, of the recoverable amount of CGUs, and for forecasting the timing of reclamation and closure cost expenditures. There are numerous uncertainties inherent in estimating mineral reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the estimation methodology, forecasted prices of commodities, exchange rates, production costs or recovery rates may change the economic status of mineral reserves and may, ultimately, result in changes in the mineral reserves.

Management continuously reviews its estimates, judgments and assumptions on an ongoing basis using the most current information available. Revisions to estimates are recognized prospectively.

Ero Copper Corp. December 31, 2023 MD&A | Page 21

CAPITAL EXPENDITURES

The following table presents capital expenditures at the Company’s operations on an accrual basis and are net of any sales and value-added taxes.

	2023	2022
Caraíba Operations
Growth	$148,808	$63,477
Sustaining	78,473	88,356
Exploration	30,408	34,786
Deposit on Projects	(8,523)	22,524
Total, Caraíba Operations	$249,166	$209,143

Tucumã Project
Growth	189,006	47,382
Exploration	813	6,108
Deposit on Projects	15,687	5,938
Total, Tucumã Project	$205,506	$59,428

Xavantina Operations
Growth	2,944	3,248
Sustaining	16,251	14,487
Exploration	8,546	13,038
Deposit on Projects	(174)	—
Total, Xavantina Operations	$27,567	$30,773

Corporate and Other
Sustaining	933	—
Exploration	6,325	7,149
Deposit on Projects	4	6
Total, Corporate and Other	$7,262	$7,155

Consolidated
Growth	$340,758	114,107
Sustaining	95,657	102,843
Exploration	46,092	61,081
Deposit on Projects	6,994	28,468
Total, Consolidated	$489,501	$306,499

Ero Copper Corp. December 31, 2023 MD&A | Page 22

ALTERNATIVE PERFORMANCE (NON-IFRS) MEASURES

The Company utilizes certain alternative performance (non-IFRS) measures to monitor its performance, including copper C1 cash cost, copper C1 cash cost including foreign exchange hedges, realized copper price, gold C1 cash cost, gold AISC, realized gold price, EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share, net (cash) debt, working capital and available liquidity. These performance measures have no standardized meaning prescribed within generally accepted accounting principles under IFRS and, therefore, amounts presented may not be comparable to similar measures presented by other mining companies. These non-IFRS measures are intended to provide supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The tables below provide reconciliations of these non-IFRS measures to the most directly comparable IFRS measures as contained in the Company’s financial statements.

Unless otherwise noted, the non-IFRS measures presented below have been calculated on a consistent basis for the periods presented.

Copper C1 Cash Cost and Copper C1 Cash Cost including Foreign Exchange Hedges

Copper C1 cash cost and copper C1 cash cost including foreign exchange hedges are non-IFRS performance measures used by the Company to manage and evaluate the performance of its copper mining operations.

Copper C1 cash cost is calculated as C1 cash costs divided by total pounds of copper produced during the period. C1 cash costs comprise the total cost of production, including expenses related to transportation, and treatment and refining charges. These costs are net of by-product credits, incentive payments and certain tax credits associated with sales invoiced to the Company's Brazilian customer.

Copper C1 cash cost including foreign exchange hedges is calculated as C1 cash costs, adjusted for realized gains or losses from its operational foreign exchange hedges, divided by total pounds of copper produced during the period. Although the Company does not apply hedge accounting in its consolidated financial statements and recognizes these contracts at fair value through profit or loss, the Company believes it appropriate to present cash costs including the impact of realized gains and losses as these contracts were entered into to mitigate the impact of changes in exchange rates.

In light of changes to the Caraíba Operations' copper concentrate sales channels, effective Q4 2023, freight parity charged by its customers is presented as part of treatment, refining and other costs within the calculation of copper C1 cash cost. This charge was previously presented as a reduction of realized copper price. The calculation of copper C1 cash cost for comparative periods have been adjusted to conform with the current methodology.

While copper C1 cash cost is widely reported in the mining industry as a performance benchmark, it does not have a standardized meaning and is disclosed as a supplement to IFRS measures.

The following table provides a reconciliation of copper C1 cash cost to cost of production, its most directly comparable IFRS measure.

Ero Copper Corp. December 31, 2023 MD&A | Page 23

Reconciliation:	2023 - Q4	2023 - Q3	2022 - Q4	2023	2022
Cost of production	$39,790	$39,345	$40,067	$153,187	$146,292
Add (less):
Transportation costs & other	1,853	1,614	2,362	6,539	9,019
Treatment, refining, and other	7,332	6,574	9,989	28,323	36,156
By-product credits	(3,394)	(3,022)	(6,103)	(12,930)	(22,282)
Incentive payments	(1,693)	(1,609)	(1,092)	(5,668)	(3,914)
Net change in inventory	1,434	2,835	(861)	4,407	(6,040)
Foreign exchange translation and other	20	(171)	(47)	(149)	373
C1 cash costs	45,342	45,566	44,315	173,709	159,604
(Gain) loss on foreign exchange hedges	(4,185)	(3,458)	(78)	(11,417)	12,498
C1 cash costs including foreign exchange hedges	$41,157	$42,108	$44,237	$162,292	$172,102

	2023 - Q4	2023 - Q3	2022 - Q4	2023	2022
Costs
Mining	$26,646	$27,258	$26,433	$102,908	$94,086
Processing	8,177	8,362	8,033	30,736	30,155
Indirect	6,581	6,394	5,963	24,672	21,489
Production costs	41,404	42,014	40,429	158,316	145,730
By-product credits	(3,394)	(3,022)	(6,103)	(12,930)	(22,282)
Treatment, refining and other	7,332	6,574	9,989	28,323	36,156
C1 cash costs	45,342	45,566	44,315	173,709	159,604
(Gain) loss on foreign exchange hedges	(4,185)	$(3,458)	$(78)	(11,417)	12,498
C1 cash costs including foreign exchange hedges	$41,157	$42,108	$44,237	$162,292	$172,102

Ero Copper Corp. December 31, 2023 MD&A | Page 24

	2023 - Q4	2023 - Q3	2022 - Q4	2023	2022
Costs per pound
Total copper produced (lb, 000)	25,926	23,734	27,918	96,688	102,230

Mining	$1.03	$1.15	$0.95	$1.06	$0.92
Processing	$0.32	$0.35	$0.29	$0.32	$0.29
Indirect	$0.25	$0.27	$0.21	$0.26	$0.21
By-product credits	$(0.13)	$(0.13)	$(0.22)	$(0.13)	$(0.22)
Treatment, refining and other	$0.28	$0.28	$0.36	$0.29	$0.35
Copper C1 cash costs	$1.75	$1.92	$1.59	$1.80	$1.55
(Gain) loss on foreign exchange hedges	$(0.16)	$(0.15)	$—	$(0.12)	$0.12
Copper C1 cash costs including foreign exchange hedges	$1.59	$1.77	$1.59	$1.68	$1.67

Realized Copper Price

Realized copper price is a non-IFRS ratio that is calculated as gross copper revenue divided by pounds of copper sold during the period. Management believes measuring realized copper price enables investors to better understand performance based on the realized copper sales in each reporting period.

In light of changes to the Caraíba Operations' copper concentrate sales channels, effective Q4 2023, freight parity charged by its customers, previously presented as a reduction of realized copper price, will be reclassified as part of copper C1 cash costs. In addition, royalty taxes are added back to reflect gross revenue to derive realized copper price. The calculation of realized copper price for comparative periods have been adjusted to conform with the current methodology.

The following table provides a calculation of realized copper price and a reconciliation to copper segment .

Reconciliation:	2023 - Q4	2023 - Q3	2022 - Q4	2023	2022
Copper revenue ($000s)(1)	$83,237	$76,136	$98,315	$320,603	$351,404
less: by-product credits	(3,394)	(3,022)	(6,103)	(12,930)	(22,282)
Net copper revenue	79,843	73,114	92,212	307,673	329,122
add: treatment, refining and other	7,332	6,574	9,989	28,323	36,156
add: royalty taxes	1,501	1,418	1,566	6,049	6,572
Gross copper revenue	88,676	81,106	103,767	342,045	371,850
Cu Sold in concentrate (lbs)	25,197	22,244	29,323	93,906	103,211
Realized copper price	$3.52	$3.65	$3.54	$3.64	$3.60

(1) Copper revenue includes provisional price and volume adjustments

Ero Copper Corp. December 31, 2023 MD&A | Page 25

Gold C1 Cash Cost and Gold AISC

Gold C1 cash cost is a non-IFRS performance measure used by the Company to manage and evaluate the operating performance of its gold mining segment and is calculated as C1 cash costs divided by total ounces of gold produced during the period. C1 cash cost includes total cost of production, net of by-product credits and incentive payments. Gold C1 cash cost is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplemental to IFRS measures.

Gold AISC is an extension of gold C1 cash cost discussed above and is also a key performance measure used by management to evaluate operating performance of its gold mining segment. Gold AISC is calculated as AISC divided by total ounces of gold produced during the period. AISC includes C1 cash costs, site general and administrative costs, accretion of mine closure and rehabilitation provision, sustaining capital expenditures, sustaining leases, and royalties and production taxes. Gold AISC is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplement to IFRS measures.

The following table provides a reconciliation of gold C1 cash cost and gold AISC to cost of production, its most directly comparable IFRS measure.

Reconciliation:	2023 - Q4	2023 - Q3	2022 - Q4	2023	2022
Cost of production	$7,122	$6,323	$4,834	$25,209	$24,768
Add (less):
Incentive payments	(386)	(320)	(167)	(1,424)	(1,117)
Net change in inventory	65	213	258	862	(119)
By-product credits	(248)	(240)	(199)	(827)	(613)
Smelting and refining	113	101	61	353	234
Foreign exchange translation and other	296	453	462	806	742
C1 cash costs	$6,962	$6,530	$5,249	$24,979	$23,895
Site general and administrative	1,492	1,304	1,196	5,366	3,648
Accretion of mine closure and rehabilitation provision	111	112	106	439	436
Sustaining capital expenditure	5,499	4,258	4,547	16,300	14,638
Sustaining lease payments	1,861	1,832	1,559	7,093	4,311
Royalties and production taxes	785	808	262	2,487	1,041
AISC	$16,710	$14,844	$12,919	$56,664	$47,969

Ero Copper Corp. December 31, 2023 MD&A | Page 26

	2023 - Q4	2023 - Q3	2022 - Q4	2023	2022
Costs
Mining	$3,430	$3,140	$2,311	$12,154	$12,529
Processing	2,315	2,165	2,067	8,433	7,917
Indirect	1,352	1,364	1,009	4,866	3,828
Production costs	7,097	6,669	5,387	25,453	24,274
Smelting and refining costs	113	101	61	353	234
By-product credits	(248)	(240)	(199)	(827)	(613)
C1 cash costs	$6,962	$6,530	$5,249	$24,979	$23,895
Site general and administrative	1,492	1,304	1,196	5,366	3,648
Accretion of mine closure and rehabilitation provision	111	112	106	439	436
Sustaining capital expenditure	5,499	4,258	4,547	16,300	14,638
Sustaining leases	1,861	1,832	1,559	7,093	4,311
Royalties and production taxes	785	808	262	2,487	1,041
AISC	$16,710	$14,844	$12,919	$56,664	$47,969

Costs per ounce
Total gold produced (ounces)	16,867	17,579	11,786	59,222	42,669

Mining	$203	$179	$196	$205	$294
Processing	$137	$123	$175	$142	$186
Indirect	$80	$78	$86	$82	$90
Smelting and refining	$7	$6	$5	$6	$5
By-product credits	$(14)	$(15)	$(17)	$(13)	$(15)
Gold C1 cash cost	$413	$371	$445	$422	$560
Gold AISC	$991	$844	$1,096	$957	$1,124

Ero Copper Corp. December 31, 2023 MD&A | Page 27

Realized Gold Price

Realized gold price is a non-IFRS ratio that is calculated as gross gold revenue divided by ounces of gold sold during the period. Management believes measuring realized gold price enables investors to better understand performance based on the realized gold sales in each reporting period. The following table provides a calculation of realized gold price and a reconciliation to gold segment revenues, its most directly comparable IFRS measure.

(in '000s except for ounces and price per ounce)	2023 - Q4	2023 - Q3	2022 - Q4	2023	2022
NX Gold revenue	$33,176	$29,046	$18,352	$106,877	$74,988
less: by-product credits	(248)	(240)	(199)	(827)	(613)
Gold revenue, net	$32,928	$28,806	$18,153	$106,050	$74,375
add: smelting, refining, and other charges	713	588	365	2,165	1,443

Gold revenue, gross	$33,641	$29,394	$18,518	$108,215	$75,818
- spot (cash)	$28,205	$23,003	$14,391	$85,724	$57,416
- stream (cash)	$1,613	$1,383	$785	$5,409	$3,621
- stream (amortization of deferred revenue)	$3,823	$5,008	$3,342	$17,082	$14,781

Total gold ounces sold	18,479	15,457	10,583	57,949	41,951
- spot	14,332	11,867	8,321	43,944	31,869
- stream	4,147	3,590	2,262	14,005	10,082

Realized gold price (per ounce)	$1,820	$1,902	$1,750	$1,867	$1,807
- spot	$1,968	$1,938	$1,729	$1,951	$1,802
- stream (cash + amortization of deferred revenue)	$1,311	$1,780	$1,824	$1,606	$1,825
- cash (spot cash + stream cash)	$1,614	$1,578	$1,434	$1,573	$1,455

Earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and Adjusted EBITDA

EBITDA and adjusted EBITDA are non-IFRS performance measures used by management to evaluate its debt service capacity and performance of its operations. EBITDA represents earnings before finance expense, finance income, income taxes, depreciation and amortization. Adjusted EBITDA is EBITDA before the pre-tax effect of adjustments for non-cash and/or non-recurring items required in determination of EBITDA for covenant calculation purposes.
The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income, its most directly comparable IFRS measure.

Ero Copper Corp. December 31, 2023 MD&A | Page 28

Reconciliation:	2023 - Q4	2023 - Q3	2022 - Q4	2023	2022
Net Income	$37,052	$2,811	$22,472	$94,304	$103,067
Adjustments:
Finance expense	5,284	8,017	12,290	25,822	33,223
Finance income	(1,989)	(2,976)	(5,041)	(12,465)	(10,295)
Income tax expense (recovery)	8,415	(807)	7,540	18,047	23,316
Amortization and depreciation	24,980	21,299	16,361	83,024	58,969
EBITDA(1)	$73,742	$28,344	$53,622	$208,732	$208,280
Foreign exchange (gain) loss	(24,871)	13,937	(4,569)	(34,612)	(19,910)
Share based compensation	477	(1,185)	4,123	9,218	7,931
Unrealized loss on copper derivatives	955	1,814	—	115	—
Incremental COVID-19 costs	—	—	—	—	1,956
Adjusted EBITDA(1)	$50,303	$42,910	$53,176	$183,453	$198,257

(1) Effective in 2023 Q3, EBITDA and Adjusted EBITDA have been updated to incorporate the adjustment of finance income. EBITDA and Adjusted EBITDA for comparative periods have been updated accordingly.

Adjusted net income attributable to owners of the Company and Adjusted net income per share attributable to owners of the Company

“Adjusted net income attributable to owners of the Company” is net income attributed to shareholders as reported, adjusted for certain types of transactions that, in management's judgment, are not indicative of our normal operating activities or do not necessarily occur on a recurring basis. “Adjusted net income per share attributable to owners of the Company” (“Adjusted EPS”) is calculated as "adjusted net income attributable to owners of the Company" divided by weighted average number of outstanding common shares in the period. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investor and analysts use these supplemental non-IFRS performance measures to evaluate the normalized performance of the Company. The presentation of Adjusted EPS is not meant to substitute the net income (loss) per share attributable to owners of the Company (“EPS”) presented in accordance with IFRS, but rather it should be evaluated in conjunction with such IFRS measures.
The following table provides a reconciliation of Adjusted net income attributable to owners of the Company and Adjusted EPS to net income attributable to the owners of the Company, its most directly comparable IFRS measure.

Ero Copper Corp. December 31, 2023 MD&A | Page 29

Reconciliation:	2023 - Q4	2023 - Q3	2022 - Q4	2023	2022
Net income as reported attributable to the owners of the Company	$36,549	$2,525	$22,159	$92,804	$101,831
Adjustments:
Share based compensation	477	(1,185)	4,123	9,218	7,931
Unrealized foreign exchange (gain) loss on USD denominated balances in MCSA	(10,308)	9,481	(1,782)	(15,296)	25
Unrealized foreign exchange (gain) loss on foreign exchange derivative contracts	(9,852)	7,530	(3,017)	(7,552)	(32,960)
Unrealized loss on copper derivative contracts	951	1,808	—	115	—
Incremental COVID-19 costs	—	—	—	—	1,944
Tax effect on the above adjustments	2,932	(2,873)	731	3,472	4,726
Adjusted net income attributable to owners of the Company	$20,749	$17,286	$22,214	$82,761	$83,497

Weighted average number of common shares
Basic	98,099,791	93,311,434	91,522,358	94,111,548	90,789,925
Diluted	98,482,755	94,009,268	92,551,916	94,896,334	92,170,656

Adjusted EPS
Basic	$0.21	$0.19	$0.24	$0.88	$0.92
Diluted	$0.21	$0.18	$0.24	$0.87	$0.91

Net Debt

Net debt is a performance measure used by the Company to assess its financial position and ability to pay down its debt. Net debt is determined based on cash and cash equivalents, short-term investments, net of loans and borrowings as reported in the Company’s consolidated financial statements. The following table provides a calculation of net (cash) debt based on amounts presented in the Company’s consolidated financial statements as at the periods presented.

	December 31, 2023	September 30, 2023	December 31, 2022
Current portion of loans and borrowings	$20,381	$11,764	$15,703
Long-term portion of loans and borrowings	405,852	407,656	402,354
Less:
Cash and cash equivalents	(111,738)	(44,757)	(177,702)
Short-term investments	—	(42,843)	(139,700)
Net debt (cash)	$314,495	$331,820	$100,655

Ero Copper Corp. December 31, 2023 MD&A | Page 30

Working Capital and Available Liquidity

Working capital is calculated as current assets less current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and ability to meet its current obligations using its current assets. Available liquidity is calculated as the sum of cash and cash equivalents, short-term investments and the undrawn amount available on its revolving credit facilities. The Company uses this information to evaluate the liquid assets available. The following table provides a calculation for these based on amounts presented in the Company’s consolidated financial statements as at the periods presented.

	December 31, 2023	September 30, 2023	December 31, 2022
Current assets	$199,487	$174,113	$392,427
Less: Current liabilities	(173,800)	(141,284)	(129,121)
Working capital	$25,687	$32,829	$263,306

Cash and cash equivalents	111,738	44,757	177,702
Short-term investments	—	42,843	139,700
Available undrawn revolving credit facilities(1)	150,000	150,000	75,000
Available liquidity	$261,738	$237,600	$392,402

(1) In January 2023, the Company amended its senior credit facility to increase its limit from $75.0 million to $150.0 million and extended the maturity from March 2025 to December 2026.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, with the participation of the CEO and CFO, is responsible for establishing and maintaining adequate disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”) using Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") as its internal control framework.

The Company’s DC&P are designed to provide reasonable assurance that material information related to the Company is identified and communicated on a timely basis.

The Company’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of ICFR, no matter how well designed, has inherent limitations and cannot provide absolute assurance that all misstatements and instances of fraud, if any, within the Company have been prevented or detected. The Company’s ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As required by National Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings, the Company’s management, including the CEO and CFO, has evaluated the design and

Ero Copper Corp. December 31, 2023 MD&A | Page 31

operating effectiveness of the Company’s DC&P and ICFR and concluded that the Company’s DC&P and ICFR were effective as of December 31, 2023.

There were no changes in the Company’s DC&P and ICFR that materially affected, or are reasonably likely to materially affect, ICFR during the year ended December 31, 2023.

NOTE REGARDING SCIENTIFIC AND TECHNICAL INFORMATION

Unless otherwise indicated, scientific and technical information in this MD&A relating to Ero’s properties (“Technical Information”) is based on information contained in the following:

The report prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) and entitled “2022 Mineral Resources and Mineral Reserves of the Caraíba Operations, Curaçá Valley, Bahia, Brazil”, dated December 22, 2022 with an effective date of September 30, 2022, prepared by Porfirio Cabaleiro Rodriguez, FAIG, Bernardo Horta de Cerqueira Viana, FAIG, Fábio Valério Câmara Xavier, MAIG and Ednie Rafael Moreira de Carvalho Fernandes, MAIG all of GE21 Consultoria Mineral Ltda. (“GE21”), Dr. Beck Nader, FAIG of BNA Mining Solutions (“BNA”) and Alejandro Sepulveda, Registered Member (#0293) (Chilean Mining Commission) of NCL Ingeniería y Construcción SpA (“NCL”) (the “Caraíba Operations Technical Report”). Each a “qualified person” and “independent” of the Company within the meanings of NI 43-101.

The report prepared in accordance with NI 43-101 and entitled “Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina”, dated May 12, 2023 with an effective date of October 31, 2022, prepared by Porfirio Cabaleiro Rodriguez, FAIG, Leonardo de Moraes Soares, MAIG and Guilherme Gomides Ferreira, MAIG, all of GE21 (the “Xavantina Operations Technical Report”). Each a “qualified person” and “independent” of the Company within the meanings of NI 43-101.

The report prepared in accordance with NI 43-101 and entitled “Boa Esperança Project NI 43-101 Technical Report on Feasibility Study Update”, dated November 12, 2021 with an effective date of August 31, 2021, prepared by Kevin Murray, P. Eng., Erin L. Patterson, P.E. and Scott C. Elfen, P.E. all of Ausenco Engineering Canada Inc. (or its affiliate Ausenco Engineering USA South Inc. in the case of Ms. Patterson), Carlos Guzmán, FAusIMM RM CMC of NCL and Emerson Ricardo Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission) and Resource Manager of the Company on the date of the report (now of HCM Consultoria Geologica Eireli (“HCM”)) (the “Tucumã Project Technical Report”). Each of Kevin Murray, P. Eng., Erin L. Patterson, P.E. and Scott C. Elfen, P.E., Carlos Guzmán, FAusIMM RM CMC and Emerson Ricardo Re, MAusIMM (CP), is a “qualified person” of the Company within the meanings of NI 43-101. Each of Kevin Murray, P. Eng., Erin L. Patterson, P.E. and Scott C. Elfen, P.E., and Carlos Guzmán, FAusIMM RM CMC are “independent” of the Company within the meaning of NI 43-101. Emerson Ricardo Re, MAusIMM (CP), as Resource Manager of the Company (on the date of the report and now of HCM), was not “independent” of the Company on the date of the report, within the meaning of NI 43-101.

Reference should be made to the full text of the Caraíba Operations Technical Report, the Xavantina Operations Technical Report and the Tucumã Project Technical Report, each of which is available for review on the Company's website at www.erocopper.com and under the Company’s profile on SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov.

Ero Copper Corp. December 31, 2023 MD&A | Page 32

The disclosure of Technical Information in this MD&A has been reviewed and approved by Cid Gonçalves Monteiro Filho, SME RM (04317974), MAIG (No. 8444), FAusIMM (No. 3219148) and Resource Manager of the Company who is a “qualified person” within the meanings of NI 43-101.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to the Company’s production, operating cost and capital expenditure guidance, mineral reserve and mineral resource estimates; targeting additional mineral resources and expansion of deposits; capital and operating cost estimates and economic analyses (including cash flow projections), including those from the Caraíba Operations Technical Report, the Xavantina Operations Technical Report and the Tucumã Project Technical Report; the Company’s expectations, strategies and plans for the Caraíba Operations, the Xavantina Operations and the Tucumã Project, including the Company’s planned exploration, development, construction and production activities; the results of future exploration and drilling; estimated completion dates for certain milestones; successfully adding or upgrading mineral resources and successfully developing new deposits; the costs and timing of future exploration, development and construction including but not limited to the Deepening Extension Project at the Caraíba Operations and the Tucumã Project; the timing and amount of future production at the Caraíba Operations, the Xavantina Operations and the Tucumã Project; the Company's expectations regarding planned capital expenditures for the Tucumã Project, the Deepening Extension Project and/or the Caraíba Mill expansion project falling within contingency levels; expectations regarding the Company's ability to manage risks related to future copper price fluctuations and volatility; future financial or operating performance and condition of the Company and its business, operations and properties, including expectations regarding liquidity, capital structure, competitive position and payment of dividends; expectations regarding future currency exchange rates; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this MD&A and in the AIF under the heading “Risk Factors”. The risks discussed in this MD&A and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve

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statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this MD&A and in the AIF, the Company has made certain assumptions about, among other things: favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations and the Tucumã Project being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks (including COVID-19), political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this MD&A, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this MD&A.

Forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

Cautionary Notes Regarding Mineral Resource and Reserve Estimates

Unless otherwise indicated, all reserve and resource estimates included in this MD&A and the documents incorporated by reference herein have been prepared in accordance with Canadian NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar

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information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this MD&A and the documents incorporated by reference herein use the terms “measured resources,” “indicated resources” and “inferred resources” as defined in accordance with NI 43-101 and the CIM Standards.

Further to recent amendments, mineral property disclosure requirements in the United States (the “U.S. Rules”) are governed by subpart 1300 of Regulation S-K of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) which differ from the CIM Standards. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the “MJDS”), Ero is not required to provide disclosure on its mineral properties under the U.S. Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If Ero ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then Ero will be subject to the U.S. Rules, which differ from the requirements of NI 43-101 and the CIM Standards.

Pursuant to the new U.S. Rules, the SEC recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under the U.S. Rules are now “substantially similar” to the corresponding standards under NI 43-101. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that Ero reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are “substantially similar” to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that Ero may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Ero prepared the reserve or resource estimates under the standards adopted under the U.S. Rules.

ADDITIONAL INFORMATION

Additional information about Ero and its business activities, including the AIF, is available under the Company’s profile at www.sedarplus.ca and www.sec.gov.

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